                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K


[X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended.............December 31, 1999.........................

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the transition period from........................to........................


Commission file number............000-14824.......................[Plexus Corp.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                             NEENAH, WISCONSIN 54956

Plexus Corp.
Employee Stock Savings Plan
Index to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                                               Page
                                                                               ----

Report of Independent Accountants                                                1

Statements of Net Assets Available for Benefits
  as of December 31, 1999 and 1998                                               2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 1999                                           3

Notes to Financial Statements                                                   4-7

Schedule Required by the Department of Labor's Rules and Regulations: *

     Form 5500, Schedule of Assets Held for Investment
       Purposes at End of Year as of December 31, 1999                           8




* Other schedules required by the Department of Labor have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
 of the Plexus Corp. Employee Stock Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plexus Corp. Employee Stock Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Pricewaterhousecooper LLP

Milwaukee, Wisconsin
May 29, 2000

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                             1999          1998
                                         -----------   -----------

Assets
Investments (See Note 3)                 $66,999,524   $47,616,410
                                         -----------   -----------
Receivables:
 Employer's contribution                      53,397        43,294
 Participants' contributions                 161,158       123,425
                                         -----------   -----------

    Total receivables                        214,555       166,719
                                         -----------   -----------

Net assets available for benefits        $67,214,079   $47,783,129
                                         ===========   ===========


   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments         $14,297,834
  Interest                                                  102,102
                                                        -----------
                                                         14,399,936
                                                        -----------
Contributions:
 Participants'                                            4,169,612
 Employer's                                               1,302,957
                                                        -----------
                                                          5,472,569
                                                        -----------
Total additions                                          19,872,505

Deductions
Deductions from net assets attributed to:
 Benefits paid to participants                            1,945,400
                                                        -----------
 Net increase before plan transfer                       17,927,105

 Transfer from another plan                               1,503,845
                                                        -----------
 Net increase                                            19,430,950

Net assets available for benefits:
 Beginning of year                                       47,783,129
                                                        -----------
 End of year                                            $67,214,079
                                                        ===========

   The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


1.       DESCRIPTION OF PLAN

         The following description of the Plexus Corp. Employee Stock Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         GENERAL
         The Plan, effective January 1, 1989, is a contributory defined contribution plan covering all employees of Plexus Corp. (the "Company") who have completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS
         Employee pre-tax contributions are based on voluntary written elections by the participants directing the Company to defer a stated amount from the participant's compensation. Participants may elect to defer up to 15% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant's elective deferrals for participants who have completed one year of service. Substantially all Company matching contributions are allocated to the Employer Stock Fund. Contributions are limited by Section 401(k) of the Internal Revenue Code.

         INVESTMENT ALTERNATIVES
         Plan participants may direct their entire account balances in 1% increments to any of various investment options offered by the Plan. Participants may change their investment options on a daily basis.

         PARTICIPANT ACCOUNTS AND ALLOCATIONS
         Each participant's account is credited with the participant's contributions and allocations of Company contributions and plan earnings. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined by the plan document. Participants in the Plexus Unitized Stock Fund are allocated an undivided interest in the shares held by the fund.

         VESTING AND DISTRIBUTIONS
         Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


  2.     SUMMARY OF ACCOUNTING POLICIES

         ACCOUNTING METHOD
         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         Investments are stated at fair value based on the quoted asset values on the last business day of the plan year. The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         RISKS AND UNCERTAINTIES
         The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES
         Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                         December 31,
                                                  -------------------------
                                                     1999            1998
                                                  ---------       ---------
Plexus Unitized Stock Fund, 1,098,792 and
 1,112,208 shares, respectively                  $34,636,129     $27,167,894

Oppenheimer Quest Opportunity Value Fund,
 121,757 and 97,838 shares, respectively           4,195,738       3,517,266

Munder Index 500 Fund, 207,882 and
 149,662 shares, respectively                      6,436,031       3,928,634

AIM Value Fund, 127,871 and 89,090 shares,
 respectively                                      6,243,961       3,580,541

AIM Constellation Fund, 134,152 and 96,018
 shares, respectively                              5,434,524       2,930,476

American EuroPacific Growth Fund, 96,350 and
 70,762 shares, respectively                       4,110,276       2,009,632

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,297,834 as follows:

         Mutual funds          $  5,759,055
         Common stock             8,538,779
                               ------------
                               $  4,297,834
                               ============

4.       AMOUNTS ALLOCATED TO WITHDRAWN PARTICIPANTS

         Approximately $3,214,907 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 1999, but who have not yet received distributions as of that date.


5.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


7.       RELATED PARTY TRANSACTIONS

         Certain plan investments represent shares of employer securities and participant loans. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.


8.       SUBSEQUENT EVENT

         Effective March 1, 2000, the SeaMed Corporation Employee Savings Plan (the "SeaMed Plan") merged into the Plan. Additionally, the Plan's name changed to Plexus Corp. 401(k) Savings Plan on that date.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
FORM 5500, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 1999


        Identity of Issuer,
        Borrower, Lessor                                                                  Current
        or Similar Party                        Description of Investment                  Value
    -------------------------                   -------------------------               -------------
(*)     Plexus Unitized Stock Fund              Plexus Corp. Common Stock               $  34,636,129

        Ivy Money Market Fund                           Mutual Fund                         2,339,151

        Ivy Bond Fund                                   Mutual Fund                           870,277

        Oppenheimer Quest Opportunity Value Fund        Mutual Fund                         4,195,738

        Munder Index 500 Fund                           Mutual Fund                         6,436,031

        AIM Value Fund                                  Mutual Fund                         6,243,961

        American EuroPacific Growth Fund                Mutual Fund                         4,110,276

        AIM Constellation Fund                          Mutual Fund                         5,434,524

        Seligman Frontier Fund                          Mutual Fund                         2,394,933

        American Balanced Fund                          Mutual Fund                           261,762

(*)     Participant Loans                               Interest rates ranging from 8.2%
                                                        to 24.0%; Maturity dates ranging
                                                        from 2000 to 2004                      76,742
                                                                                        -------------
                                                                                        $  66,999,524
                                                                                        =============




*  Party-in-interest transactions.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN


Date: June 26, 2000                 /s/ Jos. D. Kaufman
                                    -------------------
                                    Joseph D. Kaufman
                                      Employee Stock Savings Plan Fiduciary
                                      Committee Member